Exhibit (a)(1)(H)

FORM OF CONFIRMATION LETTER TO OPTIONHOLDERS

PARTICIPATING IN THE EXCHANGE OFFER

Date:
To:
From:	Stock Administration
Re:	Confirmation of Acceptance of Election Form

Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled your Eligible Option(s) that you tendered for exchange. Subject to the other terms and conditions of the Exchange Offer, the exercise price of the New Option(s) is the closing price of VMware Class A common stock on the NYSE on the grant date, which was September 10, 2008. Each New Option granted covers the same number of shares of VMware’s Class A common stock as the surrendered Eligible Option to which the New Option relates. The New Option vests over four years, with 25% of the shares subject to the option vesting on the first anniversary of the grant date and an additional 2.0833% of the shares subject to the option vesting each month thereafter.

The following information is with respect to your New Option(s):

Grant Date	Grant Type	Exercise Price (per share)
	Non-Qualified Stock Option	$	per share
	Non-Qualified Stock Option	$	per share

You will be able to access and accept your New Option agreements by logging into your UBS OnceSource account. For administrative processing reasons, you may not be able to access your New Option agreements for several weeks following the grant date of the New Options.

In the meanwhile, if you have any questions, please send us an email at stockadmin@vmware.com.

Capitalized terms used in this confirmation letter are described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 11, 2008.